Atna Announces Sale of Wolverine Joint Venture Interest

Vancouver, B.C. (May 31, 2004). Atna Resources Ltd. (ATN:TSX) has reached an agreement under which Expatriate Resources Ltd. has the option to purchase Atna’s minority 39.4% stake in the Wolverine Joint Venture. The Wolverine deposit is a silver rich massive sulphide deposit with significant values in zinc, copper, lead, and gold located in the southern Yukon Territory. Consolidating the ownership of the Wolverine deposit into one company improves the opportunity to finance and advance the project through feasibility and construction. Atna will retain a significant interest in the project through share ownership in Expatriate and through a royalty on silver and gold production. Cash proceeds from the sale will be used to further Atna’s gold exploration activities in Nevada.

The agreement consists of the following elements:

1.

Cash: payments totalling $2,000,000 including $1,000,000 on Closing and $1,000,000 in 6 months. The final payment may be deferred an additional seven months by payment of monthly interest at an annual rate of 12%.

2.

Shares: Expatriate to issue to Atna 10,000,000 Units of Expatriate. Each Unit consists of one common share and one-half common share purchase warrant. Each common share purchase warrant will entitle Atna to purchase one common share of Expatriate at a price of $0.32 for each whole warrant for two years from issuance. The Expatriate Units will be issued on Closing and held in escrow until the six-month anniversary of the Closing Date.

3.

Royalty: a net proceeds royalty from the sale of silver and gold, indexed to the price of silver: 4% when the silver price is greater than US$ 5.00 and less than US$7.50 per ounce, increasing to 10% when the silver price is over US$7.50 per ounce.

4.

Option: Expatriate is to pay the first $1,000,000 of the $2,000,000 cash proceeds on the Closing Date. The second $1,000,000 is payable only if Expatriate exercises the purchase option; Expatriate may determine to pay the second $1,000,000 without interest six months from the Closing Date or with interest within seven months thereafter. The shares and warrants will be delivered out of escrow to Atna in six months from the Closing Date unless Expatriate terminates the purchase option, in which case they will be returned to Expatriate.

5.

Shareholder Agreement: resale of the Expatriate shares is subject to Expatriate’s right of placement. Atna may not resell during the first year, except in response to a takeover bid, or as to a sale of a block of 2,000,000 or more shares to a single buyer, or where there has been a high volume of trades over a two week period. Also, whenever Atna holds at least 2,000,000 of these shares it must give advance notice to Expatriate of any sale and Expatriate shall have a right to place such shares. Atna has agreed to vote its shares in favour of management nominees to the Expatriate Board of Directors, for one year.

Expatriate has advised Atna that it intends to continue the approved Joint Venture program announced earlier this year, to continue permitting for an underground program, and to seek financing to pursue completion of a feasibility study.

The transaction will enable Atna to reduce its project and expenditure risk at Wolverine while retaining much of the benefit from continued project success. Upon receiving Expatriate shares, Atna would own an 11.7% interest in Expatriate. Warrants provide further opportunity to participate in the success of the project as it advances over the next 2 years. The precious metals royalty is strongly levered to the price of silver in one of the largest undeveloped silver deposits in North America. The transaction allows Atna to focus its full attention and resources on its portfolio of gold exploration and development properties in Nevada. Completion of the transaction is subject to receipt of regulatory approval.

For further information contact:

ATNA RESOURCES LTD.
Deanna McDonald, Manager, Investor Relations / Geologist
Tel: (604) 684-2285; Fax: (604) 684-8887
E-mail: dmcdonald@atna.com
http://www.atna.com